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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.         )*

South Financial Group Inc.
(Name of Issuer)

Common Stock, Par Value $1.00 Per Share
(Title of Class of Securities)

837841105
(CUSIP Number)

James P. Barrow, Principal
BARROW, HANLEY, MEWHINNEY & STRAUSS, INC.
2200 Ross Avenue, 31st Floor
Dallas, TX 75201
214-665-1900
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 13, 2008
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 4 Pages

SCHEDULE 13D CUSIP No. 837841105

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
Barrow, Hanley, Mewhinney & Strauss, Inc.
752403190
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)
(a) ☐
(b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
A Nevada corporation

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH _______________	7 SOLE VOTING POWER
928,650 shares

8 SHARED VOTING POWER
0 shares

9 SOLE DISPOSITIVE POWER
4,505,050 shares

10 SHARED DISPOSITIVE POWER
—

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,505,050 shares

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.21%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA

Page 2 of 4 Pages

INTRODUCTION

ITEM 1. Security and Issuer

(a)           Name of Issuer: South Financial Group Inc.

(b)           Address of Issuer’s Principal Executive Offices:

102 S Main Street
Greenville, SC  29601

ITEM 2. Identity and Background

(a)           Name: Barrow, Hanley, Mewhinney & Strauss, Inc. (“BHMS”)

(b)           Business Address:

2200 Ross Avenue, 31st Floor
Dallas, TX  75201

(c)
BHMS is a value-oriented investment adviser providing investment management to separately managed domestic and foreign equity, fixed income, and balanced portfolios for large institutional clients, registered investment companies, and individuals.

(d)	During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
During the last five years, no Reporting Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship or Place of Organization: A Nevada corporation

ITEM 3. Source and Amount of Funds or Other Consideration

Working Capital

ITEM 4. Purpose of Transaction

The filers believe that the shares of common stock of The South Financial Group are undervalued and they are considering withholding their support for the re-election of the company’s proposed slate of directors and may continue to take other actions with respect to their investment in the issuer as they deem appropriate, including without limitation: (i) communicating with the issuers’ management and directors in order to monitor their efforts to increase shareholder value; (ii) purchasing additional shares of common stock in the open market and; (iii) communicating with other shareholders regarding the issuer, its management and president or potential directors and any other professional to be voted on at the annual meeting of shareholders.

Although the filers have made their investment in the issuer in the ordinary course of business and not for the purpose of changing or influencing the control of the issue, the filers reserve their rights to make such plans or proposals in the future or take any other steps to enhance the value of their investment.  The filers further reserve the right to increase, decrease or eliminate their investment in the issuer or take any other action relative thereto.

Page 3 of 4 Pages

ITEM 5. Interests in Securities of the Company

a)
The aggregate number of Shares reported owned by each person named herein is based upon 72,599,009 Shares outstanding, which is the total number of Shares reported to be outstanding as of December 31, 2007 in the Issuer’s Annual Report on Form 10-K, as filed with the Securities and Exchange Commission on February 28, 2008.

As of the date hereof, Barrow, Hanley, Mewhinney & Strauss, Inc. beneficially owns 4,505,050 Shares, constituting approximately 6.21% of the Shares outstanding.  Barrow, Hanley, Mewhinney & Strauss, Inc. has sole voting power with respect to 928,650 Shares and sole dispositive power with respect to 4,505,050 Shares.

b)
Barrow, Hanley, Mewhinney & Strauss, Inc. has the sole power to vote 928,650 Shares and sole power to dispose of 4,505,050 Shares of the Shares beneficially owned by Barrow, Hanley, Mewhinney & Strauss, Inc. as reported in this Schedule 13D.

c)	Barrow, Hanley, Mewhinney & Strauss, Inc. has in the past 60 days effected the following transactions in the common stock of The South Financial Group:
1/13/08 sold 60,900 Shares;
1/29/08 bought 10,070 Shares;
2/12/08 sold 17,200 Shares;
2/13/08 sold 58,200 Shares.

d)	No person other than the Reporting Person is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

e)	Not applicable.

ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company

There are no contracts, arrangements, understandings or relationships with respect to securities of the Issuer.

ITEM 7. Material to be Filed as Exhibits

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

BARROW, HANLEY, MEWHINNEY & STRAUSS, INC.

By:	/s/ James P. Barrow
Name: James P. Barrow
Title: President

March 13, 2008

Page 4 of 4 Pages